NYSE & PSE:  LZB                 News Release           Contact:  Jim Korsnack
                                                            (313) 241-4208



             LA-Z-BOY'S FIRST QUARTER SALES AND EARNINGS IMPROVE


MONROE, MI., August 22, 1994:   La-Z-Boy Chair Company's fiscal first quarter
that ended July 30, 1994 recorded sales up 8%, operating profit up 17% and net income up 7% compared to last year's first quarter. Both sales and earnings were record highs for a first quarter (excluding the effect of an accounting change).


Financial Details
- - -----------------
First quarter sales grew to $174 million vs. $162 million, an increase of 8%.

Net income for the quarter (before an accounting change) improved 7% to $4.3 million ($.23 per share) vs. $4.0 million ($.22 per share) in last year's first quarter. (Last year there was an $.18 per share earnings gain due to a tax accounting change which increased net income to $.40 per share.) Income tax expense was higher than last year as a percent of pretax income due primarily to an unfavorable mix of tax rates across tax divisions.


Chairman Comments
- - -----------------
La-Z-Boy Chairman and President Charles T. Knabusch said, "First quarter sales were good and we look forward to an historically strong fall season. The consumer magazine advertising campaign that proved highly successful this spring will run again in September and October."

After six consecutive quarters of double-digit sales increases compared to the prior year, the first quarter's 8% increase indicates a slower rate of growth. Mr. Knabusch said, "Over the past two year period, La-Z-Boy has experienced a 25% increase in first quarter sales, achieved through internal growth and with few price increases. The full year [FY 95] could look similar to the first quarter in that our sales increases might be less than double-digit percentages but would be strong nevertheless."


More
- - ----
La-Z-Boy's first quarter health-care costs were higher than anticipated.
Costs for health care also had been higher than expected in the preceding four months. On August 1, La-Z-Boy enacted changes in its health-care plan to help offset these increases.

During the month of July, La-Z-Boy bought back 300,000 shares of its own stock in a privately negotiated transaction. This represented less than 2% of the roughly 18,300,000 shares outstanding at the time. There are about 660,000 shares of company stock remaining of the 2,000,000 shares that the Board has authorized management to repurchase. La-Z-Boy has no set timetable for future buybacks.

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             La-Z-Boy Chair Company Financial Information Release      1 of 4
                      CONSOLIDATED SUMMARY OF OPERATIONS              08/22/94

                (Amounts in thousands, except per share data)

                                       FIRST QUARTER ENDED  (UNAUDITED)
                               ----------------------------------------------
                                    Amounts
                               ------------------            Percent of Sales
                               July 30,  July 24,  % Over    ----------------
                                 1994      1993    (Under)    1994     1993
                               --------  --------  -------   -------  -------
Sales                          $174,387  $162,096      8%    100.0%   100.0%
Cost of sales                   133,654   123,047      9%     76.6%    75.9%
                               --------  --------  -------   -------  -------
  Gross profit                   40,733    39,049      4%     23.4%    24.1%

S,G & A                          32,772    32,249      2%     18.8%    19.9%
                               --------  --------  -------   -------  -------
  Operating profit                7,961     6,800     17%      4.6%     4.2%

Interest expense                    662       720     -8%      0.4%     0.4%
Other income                        286       457    -37%      0.1%     0.2%
                               --------  --------  -------   -------  -------
  Pretax income                   7,585     6,537     16%      4.3%     4.0%

Income taxes                      3,315     2,563     29%     43.7%**  39.2%**
                               --------  --------  -------   -------  -------
Income before acctg. change       4,270     3,974      7%      2.4%     2.4%
Accounting change                     -     3,352     N/A         -     2.1%
                               --------  --------  -------   -------  -------
  Net income                     $4,270    $7,326    -42%      2.4%     4.5%
                               ========  ========  =======   =======  =======

Average shares                   18,253    18,214      0%

Earnings per share:
- - -------------------
  Income before acctg. change     $0.23     $0.22      5%

  Accounting change                   -      0.18     N/A
                               --------  --------  -------
  Net income                      $0.23     $0.40    -43%
                               ========  ========  =======

  Dividends per share             $0.17     $0.15     13%

** As a percent of pretax income, not sales.

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             La-Z-Boy Chair Company Financial Information Release      2 of 4
                          CONSOLIDATED BALANCE SHEET                  08/22/94

                            (Dollars in thousands)

                                   Unaudited           Increase
                               ------------------     (Decrease)       Audited
                               July 30,  July 24,  ----------------   April 30,
                                 1994      1993    Dollars  Percent     1994
                               --------  --------  -------  -------   ---------
Current Assets
  Cash & equivalents            $31,180   $33,421  ($2,241)     -7%    $25,926
  Receivables                   149,206   138,966   10,240       7%    183,115

  Inventories
    Raw materials                36,451    33,833    2,618       8%     31,867
    Work-in-process              30,621    30,998     (377)     -1%     29,325
    Finished goods               30,137    25,843    4,294      17%     26,676
                               --------  --------  -------  -------   ---------
      FIFO inventories           97,209    90,674    6,535       7%     87,868
      Excess of FIFO over LIFO  (20,781)  (17,856)  (2,925)    -16%    (20,632)
                               --------  --------  -------  -------   ---------
        Total inventories        76,428    72,818    3,610       5%     67,236

  Deferred income taxes          15,160    13,719    1,441      11%     15,160
  Other current assets            6,419     6,422       (3)     -0%      4,148
                               --------  --------  -------  -------   ---------
    Total Current Assets        278,393   265,346   13,047       5%    295,585

Property, plant & equipment      96,770    90,677    6,093       7%     94,277

Goodwill                         20,529    21,436     (907)     -4%     20,752

Other long-term assets           22,456    17,707    4,749      27%     19,639
                               --------  --------  -------  -------   ---------
      Total Assets             $418,148  $395,166  $22,982       6%   $430,253
                               ========  ========  =======  =======   =========

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             La-Z-Boy Chair Company Financial Information Release     3 of 4
                          CONSOLIDATED BALANCE SHEET                 08/22/94

                            (Dollars in thousands)

Current Liabilities
  Current portion of L/T debt    $1,875    $3,328  ($1,453)    -44%     $2,875
  Accounts payable               24,160    20,851    3,309      16%     21,552
  Payroll/benefits               16,475    16,267      208       1%     29,453
  Estimated income taxes          4,293     7,859   (3,566)    -45%      3,882
  Other current liabilities      16,238    12,454    3,784      30%     13,701
                               --------  --------  -------  -------   ---------
    Total Current Liabilities    63,041    60,759    2,282       4%     71,463

Long-term debt                   56,245    52,495    3,750       7%     52,495

Deferred income taxes             6,949     6,430      519       8%      6,949

Other long-term liabilities       8,933     6,776    2,157      32%      8,435

Shareholders' Equity
  18,010,860 shares, $1.00 par   18,011    18,242     (231)     -1%     18,287
  Capital in excess of par       10,237     8,770    1,467      17%     10,147
  Retained earnings             255,627   241,999   13,628       6%    263,348
  Currency translation             (895)     (305)    (590)   -193%       (871)
                               --------  --------  -------  -------   ---------
    Total Shareholders' Equity  282,980   268,706   14,274       5%    290,911
                               --------  --------  -------  -------   ---------
      Total Liabilities and
      Shareholders' Equity     $418,148  $395,166  $22,982       6%   $430,253
                               ========  ========  =======  =======   =========

Certain July 24, 1993 balance sheet items have been reclassed for comparability to July 30, 1994.

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             La-Z-Boy Chair Company Financial Information Release      4 of 4
                                                                      08/22/94

Overall:
- - --------
Refer to today's news release for additional comments.


Gross Profit:
- - -------------
Gross profit declined from 24.1% of sales last year to 23.4% of sales this year primarily due to lower sales in Canada, changes in freight programs and plant expansion start-up costs.


S, G & A:
- - ---------
The S, G & A expense decreased from 19.9% of sales last year to 18.8% of sales this year largely due to changes in freight programs, lower bonus expense, and lower bad debt expense.


Other Income:
- - -------------
The decrease in other income was related to pensions. The discount rate and rate of return on assets were reduced in the third quarter last year. In addition, the rate of return was further reduced in this year's first quarter.


Other Long-Term Assets and Debt:
- - --------------------------------
An Industrial Revenue Bond (IRB) loan of $7.5 million relating to the new Siloam Springs plant was obtained in the first quarter of this year. The Company made scheduled debt payments of $2.9 million, and an early payment of $1.9 million in the first quarter this year, therefore the net increase in debt from April was $2.7 million. Other long-term assets increased $2.6 million relating to unexpended funds for the Siloam Springs IRB.


Other Current Liabilities:
- - --------------------------
The increase in other current liabilities over last year was primarily due to declaring a dividend in the first quarter of fiscal year 1995 vs. early in the second quarter of fiscal 1994.